ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-283969
Dated June 6, 2025
Contingent Income Auto-Callable Securities due June 18, 2026
Based on the Performance of the American Depositary Receipts of Anheuser-Busch InBev SA/NV
Principal at Risk Securities
This document provides a summary of the terms of the Contingent Income Auto-Callable Securities (the “securities”). Investors should carefully review the accompanying preliminary pricing supplement for the securities, the accompanying product supplement and the prospectus, as well as the “Risk Considerations” section below, before making an investment decision.
The securities do not guarantee any return of principal at maturity. Investors will not participate in any increase of the underlying stock and must be willing to accept the risk of not receiving any contingent quarterly coupons over the term of the securities. The securities are senior debt securities issued by The Toronto-Dominion Bank (“TD”), and all payments on the securities are subject to the credit risk of TD. As used in this document, “we,” “us,” or “our” refers to The Toronto-Dominion Bank and its subsidiaries.
SUMMARY TERMS
Issuer:	The Toronto-Dominion Bank
Issue:	Debt Securities, Series H
Underlying stock:	American depositary receipts of Anheuser-Busch InBev SA/NV (Bloomberg Ticker: “BUD UN”)
Stated principal amount:	$1,000.00 per security
Minimum investment:	$1,000 (1 security)
Pricing date:	June 13, 2025
Original issue date:	June 18, 2025 (3 business days after the pricing date; see preliminary pricing supplement).
Final determination date:	June 15, 2026, subject to postponement for certain market disruption events and as described in the accompanying product supplement.
Maturity date:	June 18, 2026, subject to postponement for certain market disruption events and as described in the accompanying product supplement.
Early redemption:
If the closing price of the underlying stock on any determination date other than the final determination date is greater than or equal to the call threshold price, the securities will be automatically redeemed for an amount per security equal to the early redemption payment on the first contingent coupon payment date immediately following the related determination date. No further payments will be made on the securities once they have been redeemed.

Early redemption payment:	The early redemption payment will be an amount equal to (i) the stated principal amount plus (ii) the contingent quarterly coupon with respect to the applicable determination date.
Contingent quarterly coupon:
▪   If the closing price on any determination date is greater than or equal to the downside threshold price, we will pay a contingent quarterly coupon of $20.00 (equivalent to 8.00% per annum of the stated principal amount) per security on the related contingent coupon payment date.
▪   If the closing price on any determination date is less than the downside threshold price, we will not pay a contingent quarterly coupon with respect to that determination date.

Determination dates:
Quarterly (as set forth on the cover of the preliminary pricing supplement), subject to postponement for non-trading days and certain market disruption events as described in the accompanying product supplement.

Contingent coupon payment dates:
Quarterly (as set forth on the cover of the preliminary pricing supplement), subject to postponement for non-business days and certain market disruption events as described in the accompanying product supplement.

Payment at maturity:
▪    If the final share price is greater than or equal to the downside threshold price: (i) the stated principal amount plus (ii) the contingent quarterly coupon with respect to the final determination date
▪    If the final share price is less than the downside threshold price: (i) the stated principal amount multiplied by (ii) the share performance factor
If the final share price is less than the downside threshold price, the payment at maturity will be less than 80.00% of the stated principal amount and could be as low as zero.

Share performance factor:	Final share price divided by the initial share price
Call threshold price:	100.00% of the initial share price, as may be adjusted in the case of certain adjustment events as described in the accompanying product supplement
Downside threshold price:	80.00% of the initial share price, as may be adjusted in the case of certain adjustment events as described in the accompanying product supplement
Initial share price:	The closing price of the underlying stock on the pricing date, as may be adjusted in the case of certain adjustment events as described in the accompanying product supplement.
Final share price:	The closing price of the underlying stock on the final determination date, as may be adjusted in the case of certain adjustment events as described in the accompanying product supplement
CUSIP / ISIN:	89115HF77 / US89115HF772
Listing:	The securities will not be listed or displayed on any securities exchange or any electronic communications network.
Commission:	$17.50 per stated principal amount.
Estimated value on the pricing date:	Expected to be between $935.00 and $970.00 per security. See “Risk Factors” in the preliminary pricing supplement.
Preliminary pricing supplement:	https://www.sec.gov/Archives/edgar/data/947263/000114036125021604/ef20050283_424b2.htm
HYPOTHETICAL PAYOUT
The below figures are based on a hypothetical downside threshold price of 80.00% of a hypothetical initial share price and are purely hypothetical (the actual terms of your securities will be determined on the pricing date and will be specified in the final pricing supplement).
Hypothetical Payment at Maturity if No Early Redemption Occurs
Change in Underlying Stock	Payment at Maturity (excluding any contingent quarterly coupon payable at maturity)
+50.00%	$1,000.00
+40.00%	$1,000.00
+30.00%	$1,000.00
+20.00%	$1,000.00
+10.00%	$1,000.00
0.00%	$1,000.00
-10.00%	$1,000.00
-20.00%	$1,000.00
-21.00%	$790.00
-30.00%	$700.00
-40.00%	$600.00
-50.00%	$500.00
-60.00%	$400.00
-70.00%	$300.00
-80.00%	$200.00
-90.00%	$100.00
-100.00%	$0.00

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You will find a link to the accompanying preliminary pricing supplement for the securities above and links to the accompanying product supplement and accompanying prospectus for the securities under “Additional Information About TD and the Securities” in the preliminary pricing supplement, which you should read and understand prior to investing in the securities.
The issuer has filed a registration statement (including a prospectus as supplemented by a product supplement and the preliminary pricing supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying prospectus in that registration statement and the other documents the issuer has filed with the SEC, including the accompanying preliminary pricing supplement and product supplement, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free at 1-855-303-3234. Our Central Index Key, or CIK, on the SEC website is 0000947263.
Risk Considerations
The risks set forth below are discussed in more detail in the “Risk Factors” section in the preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.
Risks Relating to Return Characteristics
▪	Risk of loss at maturity.
▪	Contingent repayment of stated principal amount only at maturity.
▪	You may not receive any contingent quarterly coupons.
▪
Greater expected volatility with respect to the underlying stock generally reflects a higher contingent quarterly coupon and a higher expectation as of the pricing date that the final share price of the underlying stock could be less than the downside threshold price on the final determination date.

▪	The securities are subject to reinvestment risk in the event of an early redemption.
▪	The contingent quarterly coupon, if any, is based solely on the closing price or the final share price, as applicable.
▪
Your potential return on the securities is limited, you will not participate in any appreciation of the underlying stock and you will not realize a return beyond the returns represented by the contingent quarterly coupons received, if any, during the term of the securities.

Risks Relating to Characteristics of the Underlying Stock
▪	The securities are subject to risks associated with investments in single equity securities.
▪	There can be no assurance that the investment view implicit in the securities will be successful.
▪	There is no affiliation between TD and the underlying stock issuer.
▪	The securities are subject to risks associated with non-U.S. companies.
▪	There are important differences between the American depositary receipts and the ordinary shares of a non-U.S. company.
▪	The securities are subject to exchange rate risk.
Risks Relating to Estimated Value and Liquidity
▪	The estimated value of your securities is expected to be less than the public offering price of your securities.
▪	The estimated value of your securities is based on our internal funding rate.
▪	The estimated value of the securities is based on our internal pricing models, which may prove to be inaccurate and may be different from the pricing models of other financial institutions.
▪
The estimated value of your securities is not a prediction of the prices at which you may sell your securities in the secondary market, if any, and such secondary market prices, if any, will likely be less than the public offering price of your securities and may be less than the estimated value of your securities.

▪	The temporary price at which the agent may initially buy the securities in the secondary market may not be indicative of future prices of your securities.
▪	The underwriting discount, offering expenses and certain hedging costs are likely to adversely affect secondary market prices.
▪	There may not be an active trading market for the securities — sales in the secondary market may result in significant losses.
▪	If the price of the underlying stock changes, the market value of your securities may not change in the same manner.
Risks Relating to General Credit Characteristics
▪	Investors are subject to TD’s credit risk, and TD’s credit ratings and credit spreads may adversely affect the market value of the securities.
Risks Relating to Hedging Activities and Conflicts of Interest
▪	There are potential conflicts of interest between you and the calculation agent.
▪	The calculation agent can make antidilution and other adjustments that may adversely affect the market value of, and any amounts payable on, the securities.
▪	Trading and business activities by TD or its affiliates may adversely affect the market value of, and any amounts payable on, the securities.
▪	The calculation agent will have significant discretion with respect to the securities, which may be exercised in a manner that is adverse to your interests.
Risks Relating to Canadian and U.S. Federal Income Taxation
▪	Significant aspects of the tax treatment of the securities are uncertain.
Underlying Stock
For information about the underlying stock, including historical performance information, see “Information About the Underlying Stock” in the preliminary pricing supplement.

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